UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rocket Dollar, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  February 16, 2018

Physical address of issuer
221 E 9th Street, Suite 201, Austin, TX 78701

Website of issuer
https://www.rocketdollar.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering.

Type of security offered

Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered

25,000

Price (or method for determining price)

$1.00

Target offering amount

$25,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000.00

Deadline to reach the target offering amount

March 27, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

14

	Most recent fiscal year-end	Prior fiscal year-end *
Total Assets	$422,110.00	$0.00
Cash & Cash Equivalents	$345,848.00	$0.00
Accounts Receivable	$900.00	$0.00
Short-term Debt	$158,688.00	$0.00
Long-term Debt	$1,650,000.00	$0.00
Revenues/Sales	$50,895.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($1,406,480.00)	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


December 27, 2019

FORM C

Rocket Dollar, Inc.





Up to $1,070,000.00
of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)


This Form C (including the cover page and all exhibits attached hereto, the "*Form C*") is being furnished by Rocket Dollar, Inc., a Delaware corporation (the "*Company*", "*Rocket Dollar*", as well as references to "*we*", "*us*," or "*our*"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "*Securities*"). Purchasers of Securities are sometimes referred to herein as "*Purchasers*" or "*Investors*." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "*Offering*"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled '*The Offering and the Securities--The Securities*'. In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "*Intermediary*"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd SAFEs of the issuer that is equal to two percent (2.0%) of the total number of Crowd SAFEs sold by the issuer in the Offering related to the purchase and sale of the Securities.

In the event that the Target Offering Amount is reached prior to March 27, 2020 (the "*Offering Deadline*"), the Company may close the Offering early provided all Purchasers will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00

Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(2)   This includes the 6% cash commission due to the Intermediary but excludes fees to Company's advisors, such as attorneys and accountants.

(3)   OpenDeal Portal LLC dba "Republic", or a successor as approved by the SEC, will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.rocketdollar.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 27, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY AS ESCROW AGENT SERVICE PROVIDER.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating

to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at: https://www.rocketdollar.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Rocket Dollar, Inc. (the "*Company*" or "*Rocket Dollar*") is a Delaware corporation formed on February 16, 2018.

The Company is located at 221 E 9th Street, Suite 201, Austin, TX 78701.

The Company's website is https://www.rocketdollar.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company provides Self-Directed IRAs and Solo 401(k) products which allow individuals access to invest retirement savings into the asset class of the individuals choosing.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00+
Offering deadline	March 27, 2020
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 27 hereof.

* The total number of Crowd SAFEs outstanding is subject to increase in an amount equivalent to the Intermediary's commission of 2% of the Securities issued in the Offering(s).
+ Subject to adjustment at the sole discretion of the Company.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 16, 2018. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of significant revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We have had significant operating losses since our inception. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs, from the design of our infrastructures, and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop alternative investments opportunities for our customers. Our business currently does not generate revenues that are sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one

or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to specialized retirement investment account providers that we may seek to enable in the future. Our competitors include financial services companies in the U.S., with Millennium Trust Company, Pensco Trust Company, and Equity Trust Company, as main competitors, as well many other trust companies, custodians and third party administrators who cater to sophisticated investors and offer self-directed retirement accounts. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop, commercialize and sell self-directed retirement accounts. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Todayashi Henry Yoshida and Chris Palmisano. Mr. Yoshida has served as Director and Chief Executive Officer from February 2018 to present and Mr. Palmisano has served as Director, Chief Operating Officer and Chief Revenue Officer from February 2018 to present. The Company has entered into stock vesting agreements with Todayashi Henry Yoshida and Chris Palmisano although there can be no assurance that they will continue to continue providing services to the Company for a particular period of time. The loss of Mr. Yoshida and Mr. Palmisano or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company only holds a key man life insurance policy on Mr. Yoshida.
The Company is dependent on Todayashi Henry Yoshida and Chris Palmisano in order to conduct its operations and execute its business plan, however, the Company has only purchased an indeterminate premium term life insurance policy for Mr. Yoshida. Therefore, if Mr. Palmisano were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of Mr. Palmisano could negatively affect the Company's business, financial condition, cash flow and results of operations.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
As we offer to our customers access to investment opportunities, we rely on a number of third-party providers. Our operations require establishing and maintaining relationships with business partners such as third-party custodians, trust providers, and banks. Additionally, we rely on technology providers to maintain the infrastructure required to qualify and open our customer accounts, in particular to ensure compliance with know-your-customer regulations. In certain instances, we rely on single or limited service providers. If such service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, failure to comply with the various regulations our activities are subject to, and damage to our reputation and customer relationships.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. Similarly, negligence in performing our services can lead to adverse events.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new services to meet those changes, and respond to competitive innovation.

Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret needs and to offer access to investment opportunities that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in educational guidelines and preferences will be long-term, or if we fail to introduce new and improved products to satisfy those guidelines, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

In general, demand for our products and services is highly correlated with general economic conditions.

Our customers are mainly individuals who have a significant existing IRA or 401(k) balance, or other retirement assets. Consequently, a substantial portion of our revenue is derived from discretionary spending by individual customers, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Difficult macroeconomic conditions, particularly high levels of unemployment, will also impact our business, along with other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

From time to time, third parties may claim that one or more of our services infringe their intellectual property rights.

Any dispute or litigation regarding patents, trademarks, copyrights or other intellectual property could be costly and time-consuming due to the dense content of our teaching material and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of patent infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our teaching material, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

Security breaches of confidential customer information may adversely affect our business.

Our business requires the collection, transmission and retention of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

The Company's current products are related to Individual Retirement Accounts and 401(k) accounts, both of which are subject to regulatory and statutory risk. At any time, the U.S. government could change laws or make or change administrative rules that make these accounts less desirable to the public. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into

CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon an offering of Series Seed 4 Preferred Shares, the Series 4-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering.
Each such round of financing is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
The Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Rocket Dollar, Inc. was founded in February 2018 by Todayashi Henry Yoshida, Thomas Young and Richard Dude. The Company was incorporated in Delaware. The Company provides Self-Directed IRAs and Solo 401(k) products, which allow individuals access to invest retirement savings into the asset class of the individuals choosing.

Business Plan
Rocket Dollar, Inc. enables individuals to access alternative investment opportunities through self-directed Individual Retirement Accounts (IRA) and Solo 401(k) plans; both traditional and ROTH. Most IRA and 401(k) providers only allow investments in a small set of options, typically marketable securities such as stocks, bonds, index funds, and

mutual funds. The Company allows investors to invest in a wide variety of alternative asset classes and thereby affords the investor the opportunity to invest in alternative assets while retaining the tax benefits of the IRA or 401(k). The Company currently offers self-directed Traditional IRA accounts, SEP IRA accounts, and ROTH IRA accounts. Additionally, for self-employed persons, the Company offers both a regular and ROTH Solo 401(k) product.

Since its founding in early 2018, the Company has established relationships with third party custodians, trust providers and federally chartered commercial banks which allowed it to begin offering accounts to individuals in March 2018. Additionally, the Company has built the infrastructure required to qualify and open new accounts, such as technology to comply with know-your-customer banking regulations, customer on-boarding, facilitate the transfer of assets into said accounts and support clients in their account transactions, record keeping and compliance. Currently there are 338 customers on the platform.

The Company has transferred over $80 million in plan assets from 59 other administrators/custodians (both traditional and alternative asset-oriented) which has allowed the Company to gain insight into the policies and procedures, creating operating efficiencies for new customers who are bringing assets from these competitors.

The Company plans to be able to offer its clients a robust eco-system of alternative investments opportunities from a variety of sponsors, promoters and marketplaces. The Company has already established more than a dozen of these relationships.

History of the Business
Rocket Dollar, Inc. was founded in February 2018 by Todayashi Henry Yoshida, Thomas Young and Richard Dude. The Company was incorporated in Delaware. From March to June that year the Company raised $1.65 million in convertible notes and commenced commercial operations (see 'CAPITALIZATION AND OWNERSHIP' below). Its Solo 401(k) product was launched in March of 2018 with the Self-Directed IRA following in June. By the end of 2018, the Company had 13 full time employees and finished the year with 150 customer accounts. In early March 2019 the Company conducted a priced offering of its securities which converted all earlier outstanding convertible notes. The Company currently has 14 full time employees.

The Company's Products
The Company currently offers self-directed Traditional IRA accounts, ROTH IRA accounts and SEP IRA accounts. For self-employed persons, the Company offers both a regular and ROTH Solo 401(k) product.

Competition
The Company's main competitors are Millenium Trust Company, Pensco Trust Company, and Equity Trust Company. The Company's main competitive advantage over the other companies in the space is the support that Rocket Dollar offers post-purchase. The Company is also taking the complexity out of the process by simultaneously creating an LLC for its IRA customers and commercial bank accounts for both 401(k) and IRA customers through its digital platform. The Company also offers its customers a customized account dashboard showing their account information and balances.

Customer Base
The Company's target market are individuals who have either a) a significant existing IRA or 401(k) balance and who wish to unlock those funds to invest in alternative assets, or b) who are active alternative asset investors seeking to use their retirement assets to augment their investment activities and defer gains.

After opening its first 250 accounts, the Company performed a study on the composition of its customer base. The results were that the average customer was funding their account with roughly $85,000 and using the funds to invest in real estate syndications, as well as private companies. The average Rocket Dollar customer is 45 years old, with a household income in the low to mid six figures. As of December 2019, the average account balance has grown to $113,000.

Intellectual Property

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
Serial No.: 87819501	ROCKET DOLLAR	STANDARD CHARACTER MARK	March 4, 2018	Pending	USA
Serial No.: 87819757	ROCKET DOLLAR	DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS	March 5, 2018	Pending	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 221 E 9th Street, Suite 201, Austin, TX 78701.

The Company has no additional addresses.

The Company conducts business in all of the United States.

Subsidiaries
The Company owns 100% of the membership interests in Rocket Dollar Advisor, LLC, a Delaware limited liability company formed on September 19, 2018. Further, as of October 26, 2018, Rocket Dollar Advisors, LLC owns 100% of the capital stock of QuantAdvisor Inc., a Delaware corporation incorporated on October 1, 2013.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.0%	$1,500.00	6.00%	$64,200.00
Campaign marketing expenses or related reimbursement	26.00%	$6,500.00	0.61%	$6,500.00
General Marketing**	68.00%	$17,000.00	23.36%	$250,000.00

Research and Development	0.00%	$0.00	4.21%	$45,000.00
Future Wages	0.00%	$0.00	65.82%	$704,300.00
Total	**100.00%**	**$25,000.00**	**100.00%**	**$1,070,000.00**

* The Use of Proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due prior to or at the closing of the campaign.

** The General Marketing category includes a budget for online digital advertising, payment of commissions to referral partners, development of content (including but not limited to articles, blog posts, podcasts), travel, registration, and sponsorship to conferences and events, payment to third party consultants, optimization of search engine results, for physical promotional materials (including but not limited to t-shirts, decals, displays for events), off-line direct mail advertising, and payments relating to the writing of a promotional book on self-directed IRAs.

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Todayashi Henry Yoshida

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Chief Executive Officer: February 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Henry is CEO and Co-founder at Rocket Dollar. He is a successful entrepreneur, Certified Financial Planner. In the past, Henry was the founder of venture capital backed robo-advisor retirement plan platform Honest Dollar, acquired by Goldman Sachs, was the founder of MY Group LLC (acquired by Captrust), a $2.5 billion assets under management investment firm, and a Merrill Lynch Vice President. Henry proudly serves as a Central Texas Angel Network Partner, Techstars + Capital Factory mentor, and NextGen Venture Partner.

Henry has many retirement industry accolades over his career. He was a 2014 finalist for the ASPPA/NAPA 401(k) Leadership Award and, in 2012 and 2013, was recognized as a finalist for PLANSPONSOR Magazine's Retirement Plan Adviser of the Year. Henry shares his industry expertise as a speaker at several industry conferences, as well as having been featured or quoted in the Wall Street Journal, TechCrunch, Bloomberg Businessweek, and Financial Times. He has a passion for helping people be the best that they can be and contributes as a member in several financial and technology industry organizations.

Henry graduated from The University of Texas at Austin, has an MBA from Cornell University, and lives in Austin with his wife and two daughters.

Name
Chris Palmisano

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer and Chief Revenue Officer: April 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chris Palmisano is Chief Operating Officer/Chief Revenue Officer and Board Member at Rocket Dollar. He has held leadership roles in sales, marketing, business development, and operations at Khorus, SolarWinds, and Google Inc. He was an angel investor in Rocket Dollar and joined the board of directors as an independent board member. Soon thereafter he joined the Company as Founding Chief Operating Officer. He has been a self-directed investor since 2007.

He is a mentor at startup accelerators, a guest lecturer at business schools, an angel investor, Founding Venture Partner at NextGen Venture Partners, and an advisor to many CEOs and startup companies.

Chris is a former U.S. Marine Corps officer and lives in Austin, Texas. He holds an MBA in Finance, Beta Gamma Sigma, from the University of North Carolina's Kenan-Flagler Business School, an MS in Computer Information Systems from Boston University's Department of Computer Science, and a BS in Management Information Systems from Rochester Institute of Technology.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Todayashi Henry Yoshida

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Chief Executive Officer: February 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Henry is CEO and Co-founder at Rocket Dollar. He is a successful entrepreneur, Certified Financial Planner. In the past, Henry was the founder of venture capital backed robo-advisor retirement plan platform Honest Dollar, acquired by Goldman Sachs, was the founder of MY Group LLC (acquired by Captrust), a $2.5 billion assets under management investment firm, and a Merrill Lynch Vice President. Henry proudly serves as a Central Texas Angel Network Partner, Techstars + Capital Factory mentor, and NextGen Venture Partner.

Henry has many retirement industry accolades over his career. He was a 2014 finalist for the ASPPA/NAPA 401(k) Leadership Award and, in 2012 and 2013, was recognized as a finalist for PLANSPONSOR Magazine's Retirement Plan Adviser of the Year. Henry shares his industry expertise as a speaker at several industry conferences, as well as having been featured or quoted in the Wall Street Journal, TechCrunch, Bloomberg Businessweek, and Financial Times. He has a passion for helping people be the best that they can be and contributes as a member in several financial and technology industry organizations.

Henry graduated from The University of Texas at Austin, has an MBA from Cornell University, and lives in Austin with his wife and two daughters.

Name
Chris Palmisano

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer and Chief Revenue Officer: April 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chris Palmisano is Chief Operating Officer/Chief Revenue Officer and Board Member at Rocket Dollar. He has held leadership roles in sales, marketing, business development, and operations at Khorus, SolarWinds, and Google Inc. He was an angel investor in Rocket Dollar and joined the board of directors as an independent board member. Soon thereafter he joined the company as Founding Chief Operating Officer. He has been a self-directed investor since 2007.

He is a mentor at startup accelerators, a guest lecturer at business schools, an angel investor, Founding Venture Partner at NextGen Venture Partners, and an advisor to many CEOs and startup companies.

Chris is a former U.S. Marine Corps officer and lives in Austin, Texas. He holds an MBA in Finance, Beta Gamma Sigma, from the University of North Carolina's Kenan-Flagler Business School, an MS in Computer Information Systems from Boston University's Department of Computer Science, and a BS in Management Information Systems from Rochester Institute of Technology.

Name
Rick Dude

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer: March 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rick is a technologist, financial professional, and serial entrepreneur. He holds a Series 65 and founded QuantAdvisor, an Internet Registered Investment Advisor, in 2011. As a technology consultant, he's planned and implemented large data infrastructure projects for the banking, pharmaceutical, government, retail, and manufacturing industries. His best-known clients include Bank of America, the Transportation Security Administration, the State of Texas, and Bristol-Myers Squibb. He has founded or been an early key employee at five different startups. Three found funding, and two were acquired.

Rick lives in East Austin with his wife and three children and is a manager of the Austin Huns Rugby Club. He is from Tuscaloosa, Alabama, and attended American Intercontinental University.

Indemnification
Subject to the provisions of the Bylaws of Rocket Dollar, Inc., adopted February 16, 2018 (the "***Bylaws***"), indemnification is authorized by the Company to directors, officers or certain employees and agents to the fullest extent permitted by Delaware law, in the event of third party proceedings and in action by or in the right of the Company.

Employees
The Company currently has 14 full time and 2 part time employees, fifteen of whom are based at the Company's headquarters in Austin, Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization
The total number of shares of all classes of stock that the Company has authority to issue is 34,193,872 shares, consisting of (a) 24,000,000 shares of Common Stock, $0.0001 par value per share (the "***Common Stock***") and (b) 10,193,872 shares of Preferred Stock, $0.0001 par value per share (the "***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed in the Company's Amended and Restated Certificate of Incorporation of Rocket Dollar, Inc., filed on December 2, 2019 with the Delaware Secretary of State (the "***Amended and Restated Certificate of Incorporation***"). As of the effective date of the Amended and Restated Certificate of Incorporation , the first Series of Preferred Stock has been designated Series Seed 1 Preferred Stock (the "***Series Seed 1 Preferred Stock***") and shall consist of 3,220,515 shares, the second Series of Preferred Stock shall be designated Series Seed 2 Preferred Stock (the "***Series Seed 2 Preferred Stock***") and shall consist of 4,765,901 shares, the third Series of Preferred Stock shall be designated Series Seed 3 Preferred Stock (the "***Series Seed 3 Preferred Stock***") and shall consist of 1,207,456 shares, and the fourth Series of Preferred stock shall be designated Series Seed 4 Preferred Stock (the "***Series Seed 4 Preferred Stock***") and shall consist of 1,000,000 shares.

The Company has issued the following outstanding Securities:

Common Stock
On February 23, 2018, the Company issued 7,000,000 and 1,500,000 shares of its Common Stock, respectively, to its founders Todayashi Henry Yoshida and Thomas Young, for the purchase price of $0.0001 per share and the aggregate proceeds of $850.00. This offering of securities was exempt under the Securities Act of 1933, as amended (the

"**Securities Act**") pursuant to Section 4(a)(2). The use of proceeds of this offering was used for general working capital. The shares are subject to a one-year cliff, at which time 25% of the grant shall vest. After the cliff, the remainder of the shares will vest monthly for the remaining 36 months. As of the date of this Form C, 3,718,750 of such shares of Common Stock have fully vested to date and 4,781,250 remain subject to vesting.

On March 9, 2018, the Company issued 101,010 shares of Common Stock to Capital Factory Partners 2018, L.P., for the purchase price of $0.01 per share and the aggregate proceeds of $1,010.11. This offering of securities was exempt under the Securities Act pursuant to Section 4(a)(2). The use of the proceeds of this offering were used for general working capital. The shares were fully vested on the date of grant.

Additionally, on February 7, 2019, February 8, 2019 and February 11, 2019, the Company issued an aggregate of 1,175,000 shares of Common Stock to four purchasers for the purchase price of $0.02 per share and the aggregate proceeds of $235,000.00. This offering of securities was exempt under the Securities Act pursuant to Section 4(a)(2). The use of the proceeds of this offering were used for general working capital. The shares were fully vested on the date of grant.

Additionally, pursuant to the Company's 2018 Equity Incentive Plan, the Company has issued (i) 1,685,000 shares of restricted Common Stock, of which 214,025 have been repurchased and 1,470,975 remain issued and outstanding, pursuant to an early exercise feature of awards made pursuant to the Company's 2018 Equity Incentive Plan; and (ii) 550,000 shares of restricted Common Stock. The terms of these issuances and restrictions on these shares are more fully detailed in the section below titled 'Employee Stock Option Plan'.

As of the date of this Form C, 4,471,357 of the shares of Common Stock issued and outstanding are fully vested and 5,499,618 shares are subject to vesting. Until all shares have vested, the Company has a right to repurchase unvested shares in the event that the shareholder's continuous service to the Company is voluntarily or involuntarily terminated. At this time, 150,070 shares have been repurchased. See '*The Company's Equity Incentive Plan*' below for additional information.

Series Seed Preferred Stock
On March 13, 2019, the Company filed with the Secretary of State in Delaware a first Amended and Restated Certificate of Incorporation authorizing the sale of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, and Series Seed 3 Preferred Stock. The Company has issued a total of 9,952,994 shares of Series Seed 1, 2, 3 & 4 Preferred Stock. On December 2, 2019, the Company filed with the Secretary of State in Delaware a further Amended and Restated Certificate of Incorporation authorizing the sale of Series Seed 4 Preferred Stock.

Series Seed 1 Preferred Stock
Between March 13, 2019 and June 2019, pursuant to a Preferred Stock Purchase Agreement, 28 investors purchased 3,220,515 shares of the Company's Series Seed 1 Preferred Stock for aggregate proceeds of $1,663,686.46 at a purchase price of $0.51659. The offering of the Company's Series Seed 1 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of the offering were used for general corporate purposes.

As of the date of this Form C, there are 3,220,515 of Series Seed 1 Preferred Stock issued and outstanding.

Series Seed 2 Preferred Stock
On March 15, 2019, pursuant to a Preferred Stock Purchase Agreement, the Company issued to 50 investors an aggregate total of 4,765,901 shares of the Company's Series Seed 2 Preferred Stock in exchange for the cancellation of outstanding indebtedness of the then-outstanding convertible promissory notes. See '*Convertible Notes*' below for additional information. This offering of the Company's Series Seed 2 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for general corporate purposes.

As of the date of this Form C, there are 4,765,901 shares of Series Seed 2 Preferred Stock issued and outstanding.

Series Seed 3 Preferred Stock
On March 15, 2019, pursuant to a Preferred Stock Purchase Agreement, the Company issued to 1 investor an aggregate total of 1,207,456 shares of the Company's Series Seed 3 Preferred Stock with a conversion price per share of $0.12423 in exchange for the cancellation of outstanding indebtedness of a SAFE agreement. See '*SAFE*' below for additional information. This offering of the Company's Series Seed 3 Preferred Stock was conducted in reliance on

Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for general corporate purposes.

As of the date of this Form C, there are 1,207,456 shares of Series Seed 3 Preferred Stock issued and outstanding.

Series Seed 4 Preferred Stock

On December 6, 2019, pursuant to a Preferred Stock Purchase Agreement, the Company issued 641,635 shares of Series Seed 4 Preferred Stock to 18 investors at a purchase price of $0.65 per share, for the aggregate proceeds of $417,062. This offering of the Company's Series Seed 4 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering have and will be used for general corporate purposes.

As of the date of this Form C, there are 641,635 shares of Series Seed 4 Preferred Stock issued and outstanding.

The Company's Equity Incentive Plan

On February 16, 2018, the Board of Directors and the Company stockholders adopted the Company's 2018 Equity Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of the Company's business (as amended, the "***Plan***"). The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units. Pursuant to the Plan, 2,806,595 shares of Common Stock are authorized for allocation under the Plan.

As of the date of this Form C, the Company has issued awards in connection with 1,180,214 shares of Common Stock under the Plan, and 155,406 shares of Common Stock remain available for grant under the Plan.

Nonstatutory Stock Options

From March 2018 to September 2019, the Company issued 38 nonstatutory stock option grants pursuant to the Plan for the aggregate right to purchase 2,266,259 shares of the Company's Common Stock exercise prices ranging from $0.01 to $0.10 per share with various vesting schedules (collectively, the "***Nonstatutory Stock Options***"). Nonstatutory Stock Options for the right to purchase 1,071,045 shares of Common Stock have been exercised, of which 554,063 remain subject to vesting and 516,982 have vested. Two option grants for the aggregate right to purchase 40,000 shares of Common Stock have been cancelled. These offerings were conducted in reliance on Rule 701 of the Securities Act. The exercise of the outstanding options to purchase 1,180,214 shares of Common Stock may dilute the securities acquired upon conversion of the Securities offered in this Offering.

Incentive Stock Options

On August 2, 2019, the Company issued 1 incentive stock option grant pursuant to the Plan with an exercise price of $0.10 per share, for the aggregate right to purchase 25,000 shares of the Company's Common Stock (the "***Incentive Stock Option***"). The Incentive Stock Option is subject at a one-year cliff, at which time 25% of the incentive stock option will vest. After the cliff, the remainder will vest monthly for the remaining 36 months. This offering was conducted in reliance on Rule 701 of the Securities Act. The exercise of the outstanding option to purchase 25,000 shares of Common Stock may dilute the securities acquired upon conversion of the Securities offered in this Offering.

Restricted Stock Awards

On March 14, 2018, the Company granted 500,000 shares of the Company's Common Stock to Richard Dude, a co-founder and the Chief Technology Officer of the Company, at a purchase price of $0.01 per share in exchange for the cash payment of $50.00 and other consideration in the amount of $4,950.00. The restricted stock is subject to a one-year cliff, at which time 25% of the grant shall vest. After the cliff, the remainder of the shares will vest monthly for the remaining 36 months. As of the date of this Form C, 218,750 of such shares have vested and 281,250 remain subject to vesting.

Shortly thereafter, on March 20, 2018, the Company granted a single purchaser and service provider 50,000 shares of the Company's Common Stock at a purchase price of $0.01 per share in exchange for the cash payment of $5.00 and other consideration in the amount of $495.00. This offering was conducted in reliance on Section 4(a)2 of the Securities Act. The restricted stock is subject to a one-year cliff, at which time 25% of the grant shall vest. After the cliff, the remainder of the shares will vest monthly for the remaining 36 months. As of the date of this Form C, 21,875 shares have vested and 28,125 remain subject to vesting. The repurchase by the Company of any shares subject to vesting may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Convertible Notes

Pursuant to Section 4(a)(2) of the Securities Act, between March 2018 and December 2018 the Company issued 57 convertible promissory notes to 55 investors in the aggregate amount of $1,825,000 (the " *Convertible Notes*"). These Convertible Notes accrued simple interest at a rate of 6% per annum. These notes had a maturity date of March 2, 2020 (the "*Maturity Date*"). The proceeds of this offering were used for general corporate purposes. The Convertible Notes converted on March 15, 2019 through an automatic conversion triggered from the Series Seed 1 Preferred Stock sale and issuance. At such time, 4,765,901 shares of Series Seed 2 Preferred Stock were issued in exchange for the cancellation of the indebtedness of the Convertible Notes.

SAFE

On January 10, 2019 the Company issued a single SAFE to Village Global, L.P. for the aggregate principal amount of $150,000 (the "*SAFE*"), in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the SAFE offering were used for general corporate purposes. The SAFE converted through an automatic conversion triggered by the sale and issuance of shares of Series Seed 1 Preferred Stock. At such time, 1,207,456 shares of Series Seed 3 Preferred Stock were issued and the SAFE was canceled.

In connection with the issuance of the SAFE, the investor received a side letter amended on March 15, 2019 (the "*Side Letter*"), granting the investor certain information rights, including the right to receive all notices, minutes, consents and other materials, subject to the terms of the Side Letter, that that Board of Directors of the Company shall receive, as well as pro rata rights in future offerings and super pro rata rights, wherein investor is entitled to purchase up to $250,000 in certain subsequent financings.

Debt

The Company does not have any outstanding debt.

Valuation

The Securities being sold in this Offering are Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

No one person or entity owns a majority of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Todayashi Henry Yoshida	34.25%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate all of our revenue from Client Account Opening fees and a monthly compliance fee.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing sales and developing new marketing channels.

The Company incurred total operating expenses of $1,394,527 for the year ended December 31, 2018 In 2018, the Company generated $50,895 in net revenue and incurred a net loss of $1,406,480.

General & Administrative

The Company expenses the cost of general & administrative expenses as incurred and aggregated to $806,121 for the year ended December 31, 2018.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $400,083 for the year ended December 31, 2018.

Liquidity and Capital Resources
The Offering proceeds are not essential to our operations. We plan to use the proceeds as set forth above under 'Use of Proceeds', which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had $690,000 in cash on hand as of December 27, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $185,000.00 per month. If the Company maintains its current burn rate but fails to raise additional capital, the Company will have a cash runway of approximately three-four months.

Capital Expenditures and Other Obligations
The Company may elect to make the following material capital expenditures in the future:

The Company may elect to spend approximately $300,000 in legal costs and associated expenses to apply for its own Trust Company Charter. The jurisdiction being considered requires a $200,000 refundable deposit made to a regulatory authority. These funds would be spent and reserved in the second or third operating quarter of 2020.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 27, 2020 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "***Maximum Amount***") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Securities of the issuer that is equal to 2.0% (two percent) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Definitions

Valuation Cap
$20,000,000

Discount
10%

"*Capital Stock*" refers to Company's membership interests, Common Units, Common stock, Preferred stock, or any series thereof that the Company is then authorized to issue.

"*CF Shadow Series Securities*" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Capital Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be CF Shadow Series A Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

    i.   The Conversion Shares shall be non-voting except as required by law;
   ii.   The Conversion Shares must vote in accordance with the majority of the investors in such future Qualified Equity Financing with respect to any such required vote; and

iii. Holders of Conversion Shares shall receive periodic business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law and contemplated by Regulation CF).

The Company has no obligation to convert the Securities in any future financing.

"***Change of Control***" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"***Dissolution Event***" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"***Qualified Equity Financing***" shall mean the first sale (or series of related sales) by the Company of its Capital Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $2,500,000 (excluding the aggregate amount of securities converted into capital stock in connection with such sale (or series of related sales).

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd SAFEs may convert into CF Shadow Series Securities.

Conversion Mechanics

Conversion Upon First Qualified Equity Financing
If the Company elects to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "***Purchase Amount***") by:

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "***Safes***"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Qualified Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "***First Financing Price***" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities.

Conversion After the First Qualified Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to a Qualified Equity Financing
In the case of an initial public offering of the Company ("***IPO***") or Change of Control (either of these events, a "***Liquidity Event***") of the Company prior to any Qualified Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a

number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution
If there is a Dissolution Event before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of Common Stock.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities do not have any voting rights if and when converted, except as otherwise required by law.

Right of First Refusal and Co-Sale Agreement; Investor Rights Agreement; Voting Agreement

- On March 15, 2019, the Company and the investors in Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock entered into an Investors' Rights Agreement (an "***IRA***") which grants such investors a right of first offer. Additionally, the IRA allows any investor that, individually or together with such investor's affiliates, holds at least 200,000 shares of Company securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof) (a "***Major Investor***") to receive certain information from the Company. On December 6, 2019, the IRA has been amended and restated, and was extended to purchasers of the Company's Series Seed 4 Preferred Stock.

- On March 15, 2019, the Company and investors of the Company's shares of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock, and as well as four securities holders listed as "***Key Holders***" entered into a Right of First Refusal and Co-Sale Agreement (a "***Right of First Refusal and Co-Sale Agreement***"). Pursuant to such agreement, the Company's Key Holders granted to the Company a right of first refusal. Additionally, the agreement grants to the investors that are signatories thereto a secondary refusal right to purchase all or any portion of the stock that has not been purchased by the Company pursuant to the Company's right of first refusal. Finally, if the stock subject to the right of first refusal is not purchased pursuant to such right of first refusal each respective signatory of the Right of First Refusal and Co-Sale Agreement may elect to exercise a right to co-sale and participate on a pro rata basis in the proposed transfer. On December 6, 2019, this Right of First Refusal and Co-Sale Agreement has been amended and restated and was extended to purchasers of the Company's Series Seed 4 Preferred Stock.

- On March 15, 2019, the Company and investors of the Company's shares of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock entered into a Voting Agreement (the "***Voting Agreement***"). By signing the Voting Agreement, investors agreed, in particular, to vote to ensure that the size of the Company's Board of Director remains at two directors and to ensure that Todayashi Henry Yoshida and Chris Palmisano remain directors. Additionally, the Voting Agreement included certain drag-along provisions, and provides that the signatories would vote in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any time. On

December 6, 2019, the Company entered into an Amended and Restated Voting Agreement (the "***Amended and Restated Voting Agreement***") and was extended to purchasers of the Company's Series Seed 4 Preferred Stock.

Investors in this Offering will not be party to the aforementioned agreements upon investing but will be required to do so upon conversion of the Crowd SAFEs into capital stock of the Company, if ever.

Other Classes of Securities of the Company
The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this Offering. A description of the rights of the shareholders may be found in the Company's Amended and Restated Certificate of Incorporation, as well as Delaware General Corporate Law.

Common Stock

Voting Rights
The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Rights to Dividends
The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Series Seed Original Issue Price (as defined below); *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The applicable "***Series Seed Original Issue Price***" shall mean (a) with respect to the Series Seed 1 Preferred Stock, $0.51659 per share, (b) with respect to Series Seed 2 Preferred Stock, $0.36258 per share, (c) with respect to Series Seed 3 Preferred Stock, $0.12423 per share, and (d) with respect to Series Seed 4 Preferred Stock, $0.65 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Series Seed Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event as defined in the Amended and Restated Certificate of Incorporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Series Seed Preferred Stock

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class.

Series Seed Preferred Stock Protective Provisions
At any time when at least 2,548,468 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, engage in a number of actions without the written consent or affirmative vote of a majority of the outstanding shares of Series Seed Preferred Stock (voting together as a single class on an as-converted basis) (the "**Requisite Preferred Holders**"), including liquidating, dissolving or winding-up the business and affairs of the Company, amending, altering, waiving, or repealing any provisions of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock, purchasing or redeeming (or permitting any subsidiary to purchase or redeem) or paying or declaring any dividend or making any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, or, increase the number of shares authorized for issuance under any existing equity incentive plan or create any new equity incentive plan.

Right to Convert
Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Series Seed Original Issue Price by the applicable Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to (a) $0.51659 per share with respect to the Series Seed 1 Preferred Stock, (b) $0.36258 per share with respect to the Series Seed 2 Preferred Stock, (c) $0.12423 per share with respect to the Series Seed 3 Preferred Stock, and (d) $0.65 per share with respect to the Series Seed 4 Preferred Stock. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided by the Amended and Restated Certificate of Incorporation.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Crowd SAFEs (Crowdfunding Simple Agreement for Future Equity).

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company made the acquisition of an entity in November 2018 for a payment of $50,000. The purchase of the entity included technology, assets under management, customer list, as well as a small cash balance. The price was determined during negotiations with all the selling shareholders, including Richard Dude, who is also a co-founder and the Chief Technology Officer of the Company. This was a strategic acquisition.

Loans
The Company does not currently have any outstanding loans.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Todayashi Henry Yoshida
(Signature)

Todayashi Henry Yoshida
(Name)

Director, Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Todayashi Henry Yoshida
(Signature)

Todayashi Henry Yoshida
(Name)

Director, Chief Executive Officer
(Title)

December 27, 2019
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chris Palmisano

(Signature)

Chris Palmisano

(Name)

Director, Chief Revenue Officer, Chief Operating Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Palmisano

(Signature)

Chris Palmisano

(Name)

Director, Chief Revenue Officer, Chief Operating Officer

(Title)

December 27, 2019

(Date)

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Form of Crowd SAFE
Exhibit D   Video Transcript

EXHIBIT A
Financial Statements

ROCKET DOLLAR, INC.

Financial Statements (Unaudited)

For the period of February 16, 2018 (Inception) to December 31, 2018

ROCKET DOLLAR, INC.
BALANCE SHEET
As of December 31, 2018

ASSETS

Current Assets:	
Cash and cash equivalents	$345,848
Accounts receivable	900
Prepaid expenses	17,570
Total Current Assets	364,318
Non-Current Assets:	
Equipment and software, net	54,712
Deposits	3,080
Total Non-Current Assets	57,792
TOTAL ASSETS	$422,110

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:	
Current Liabilities:	
Accounts payable	$45,299
Accrued expenses	4,475
Balance due on acquisition (see Note 3)	34,857
Accrued interest on convertible notes	67,712
Deferred revenue and provisions for chargebacks	6,345
Total Liabilities	158,688
Non-Current Liabilities:	
Convertible notes	1,650,000
Total Non-Current Assets	1,650,000
TOTAL LIABILITIES	1,808,688
Stockholders' Deficit:	
Common Stock, $0.0001 par, 15,000,000 shares authorized,	
10,036,985 shares issued and outstanding	1,004
Additional paid-in capital	18,898
Accumulated deficit	(1,406,480)
Total Stockholders' Deficit	(1,386,578)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$422,110


ROCKET DOLLAR, INC.

STATEMENT OF OPERATIONS

For the Period of February 16, 2018 (Inception) to December 31, 2018


Revenues, net	$50,895
Operating Expenses:	
General and administrative	806,121
Sales and marketing	400,083
Technology expenses	161,818
Rent expense	25,216
Depreciation and amortization	1,289
Total Operating Expenses	1,394,527
Loss from operations	(1,343,632)
Other Income (Expense):	
Other income	5,006
Interest expense	(67,854)
Total Other Expense	(62,848)
Net Loss	$(1,406,480)


The accompanying notes are an integral part of the financial statements.
See Independent Accountant's Review Report.


ROCKET DOLLAR, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Period of February 16, 2018 (Inception) to December 31, 2018

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance as of February 16, 2018 (Inception)	0	$0	$0	$0	$0
Issuance of common stock to founders	8,500,000	850	0	0	850
Sale of common stock	101,010	10	1,000	0	1,010
Issuance of common stock to founding members and employees	1,567,020	157	10,711	0	10,868
Repurchase of common stock to founding members and employees	(131,045)	(13)	(630)	0	(643)
Share based compensation	0	0	7,817	0	7,817
Net Loss	0	0	0	(1,406,480)	(1,406,480)
Balance as of December 31, 2018	10,036,985	$1,004	$18,898	$(1,406,480)	$(1,386,578)

ROCKET DOLLAR, INC.
STATEMENT OF CASH FLOWS
For the Period of February 16, 2018 (Inception) to December 31, 2018

Cash Flows From Operating Activities

Net Loss	$(1,406,480)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,289
Interest accrued on convertible notes	67,712
Share based compensation	7,817
Changes in operating assets and liabilities:	
(Increase) in accounts receivable	(900)
(Increase) in prepaid expenses	(17,570)
(Increase) in deposits	(3,080)
Increase (Decrease) in accounts payable	45,299
Increase (Decrease) in accrued expenses	4,475
Increase (Decrease) in deferred revenue	6,345
Net Cash Used In Operating Activities	(1,295,093)

Cash Flows From Investing Activities

Purchase of equipment and payments for internal-use software	(21,144)
Net Cash Used In Investing Activities	(21,144)

Cash Flows From Financing Activities

Issuance of common stock, net	12,085
Issuance of convertible notes payable	1,650,000
Net Cash Provided By Financing Activities	1,662,085

Net Change In Cash and Cash Equivalents	345,848
Cash and Cash Equivalents at Beginning of Period	-
Cash and Cash Equivalents at End of Period	$345,848

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$142
Cash paid for income taxes	-

Supplemental Disclosure of Non-Cash Financing Activities

Conversion of convertible notes payable	$ -

The accompanying notes are an integral part of the financial statements.
See Independent Accountant's Review Report.

ROCKET DOLLAR, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period of February 16, 2018 (Inception) to December 31, 2018

NOTE 1 - NATURE OF OPERATIONS

Rocket Dollar, Inc. (the "Company") incorporated on February 16, 2018 ("Inception") in the State of Delaware. The Company provides an on-line platform to manage self-directed individual retirement accounts.

The Company's headquarters are located in Austin, Texas. The Company began operations during 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. As of December 31, 2018, the Company had an accrued liability of $500. Actual refunds and chargebacks could differ from the Company's estimates.

Equipment and Software

Equipment and software which includes computer equipment and internally developed software, are stated at cost. Equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-

See Independent Accountant's Review Report.

40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets which the Company estimates the useful lives to be three years for office computers and five years internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2018.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2–Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3–Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from February 16, 2018 (Inception) to December 31, 2018 as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue from the setup of the account upon the completion of the setup of the account. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Deferred revenue consists of advance payments from customers, in the form of cash, for revenue to be recognized upon completion of the account setup or during the remaining period under the monthly maintenance. As of December 31, 2018, the Company had deferred revenue totaling $6,345 based on services to be delivered.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. The majority of the accounts receivable balances consist of monthly subscription fees due from credit card processing companies and the Company believes, and has experience in the amount being fully collectible. Accordingly, the financial statements do not include an allowance for bad debt.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that the Company receives or expects to receive for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company has elected to adopt the guidance beginning with the financials statements for the period from February 16, 2018 (inception) through December 31, 2018.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to it or (iv) are not expected to have a significant impact to its financial statements.

NOTE 3 – EQUIPMENT AND SOFTWARE

Equipment and software as of December 31, 2018 consists of the following:

	2018
Equipment	$ 2,373
Software	53,628
	56,001
Less accumulated depreciation and amortization	1,289
	$ 54,712

In October 2018, the Company acquired QuantAdvisor, Inc. for $50,000. The acquisition included the purchase of internally developed software and the entire purchase price has been allocated to software based on management's estimate of fair value. As of December 31, 2018, the Company owed the owners of QuantAdvisor, Inc. $34,857 which is recorded as a current liability on the balance sheet.

NOTE 4 – RELATED PARTY TRANSACTION

In 2018 there was an acquisition (See Note 3). One of the selling stockholders was the CTO of the Company.

NOTE 5 – CONVERTIBLE NOTES

The Company has issued $1,650,000 of 6% convertible notes (the "Notes") due March 2, 2020 ("Maturity Date"). The Notes are unsecured. The Notes are due on March 2, 2020 with accrued interest if the Notes do not covert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering of $1,500,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 6 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period from February 16, 2018 (Inception).to December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it was filed.

NOTE 7 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has one class of common stock. A total of 15,000,000 shares of common stock have been authorized. During 2018, the Company issued 8,500,000 shares to two founders for a total purchase price of $850. The company also sold 101,010 shares of stock during 2018 for $1,010.

NOTE 8 – STOCK-BASED COMPENSATION

Stock Option Plan

The Company has a 2018 stock compensation plan ("2018 Plan") which permits the grant or option of shares to its employees for up to 1,500,000 shares of common stock. The Company believes that such awards will help the Company attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants, and to promote the success of the Company's business. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over four years. The term of each option is ten years and the exercise price will be determined by the Company but will be not less than 100% of the fair market value. For individuals who own more than 10% of the total combined voting power of all classes of stock of the Company at the time of grant, the term of grant will be five years and the exercise price will be not be less than 110% of the fair market value on the date of grant as determined by the Company.

During 2018, the Company issued 1,612,020 stock options and restricted stock agreements for shares of common stock with an exercise price of $0.01 per share and vest over two to four years beginning with a six-month or one-year cliff and expire in ten years. During the year ended December 31, 2018, 1,567,020 options were exercised early and 1,567,020 shares of common stock were issued. Also, during the year ended December 31, 2018, the Company repurchased 131,045 shares of common stock from individuals who left the Company and the shares were subject to repurchase. As of December 31, 2018, 45,000 stock options had not vested. The Company recorded $7,817 of compensation expense associated with the issuance of these options.

As of December 31, 2018, there were 19,025 shares of common stock available to be issued under the 2018 Plan.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company leases space in Austin, Texas under a lease that is month-to-month as of December 31, 2018. The lease calls for monthly payments plus amounts for operating expenses. Rent expense amounted to $25,216 for the period from February 16, 2018 (Inception) to December 31, 2018.

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for period from February 16, 2018 (Inception) to December 31, 2018 and has a net stockholder deficit. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Completed Offering

The Company sold 150,000 units of Simple Agreements for Future Equity ("SAFEs") for $150,000 (the "SAFE Offering") in January 2019.

Upon a future equity financing (an "Equity Financing"), the SAFEs are automatically convertible into Shadow Series Securities ("Shadow Series"), which are securities identical to those issued in the Equity Financing except the liquidation preference per share of the Shadow Serie shall equal $150,000 divided by the number of shares issued upon the conversion, with adjustments to any price-based antidilution and dividend rights provisions.

Issuance of Common Stock

During February 2019, the Company issued 1,175,000 shares of common stock for $235,000.

Series Seed Preferred Stock Offering

During March 2019, the Company issued 3,220,515 shares of series seed preferred stock ("Series Seed Preferred Stock Offering") for $1,664,000. In connection with the Series Seed Preferred Stock Offering, the Company increased the total number of shares of common stock reserved for issuance pursuant to the 2018 Equity Incentive Plan to 2,806,595.

During December 2019, the Company plans to issue up to 1,000,000 shares of series seed preferred as part of a rights offering to shareholders of the Series Seed Preferred Stock Offering.

Conversion of Convertible Notes and SAFEs

In connection with the Series Seed Preferred Stock Offering during 2019, the Company converted $1,912,783 of convertible notes and accrued interest into 4,765,901 shares of series 2 preferred stock of the Company and $150,000 of SAFEs into 1,207,456 shares of series 3 preferred stock of the Company.

Anticipated Crowdfunded Offering

The Company is offering up to 1,070,000 units of Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by March 23, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 20, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

See Independent Accountant's Review Report.

EXHIBIT B
Offering Page

 

Company Name	Rocket Dollar

Logo



Headline   Self-directed retirement accounts

**Cover
photo**



**Hero
Image**



Tags   Fintech, B2C

**Pitch
text**

Summary

- Rocket Dollar allows people to create a self-directed retirement account
- Gives access to $9.3 billion retirements savings for alternative assets
- Since being founded (2/2018) the customer base has grown to 800 (12/2019)
- $80+ million in assets have been transferred/contributed to the platform
- Raised $3.711 million to date - many investors are also customers
- The founding team has prior fintech exits, most notably to Goldman Sachs

Problem

Knowledge & Awareness

Most Americans are not aware that their IRAs or 401(k)s can be used for investments outside of stocks, bonds, and mutual funds. The IRS has few limitations on investments that are not allowed inside of a retirement account. Yet, few know this, and the ones that do are frustrated by the cost and complexity of using their retirement savings to make investments in Real Estate, Private Equity, Crowdfunding, and other alternative asset classes. Yes, you can invest in this or other Republic opportunities via your IRA or 401(k) see www.rocketdollar.com/partners/republic-details.

Cost

Investing in alternative assets inside of retirement accounts is not a new concept. However, before Rocket Dollar, creating a self-directed account could cost thousands of dollars and require an attorney and CPA to set up and fund an account. Our founders experienced the pain of setting up and using self-directed accounts for their own personal investing. They knew that there had to be a better way to leverage the technology of today with a legacy process.

Inefficiency

Our competition made Rocket Dollar possible by being stodgy, inefficient, and expensive. This trend continues to cement our competitive advantages - efficiency and customer satisfaction through technology - transparent and fair pricing - responsive customer service - and full control over one's retirement savings.

Solution

Rocket Dollar was founded on the belief that tools available to the wealthy should be available to everyone. Everyone should be able to invest their own retirement money in whatever they want, not just a short menu of mutual funds offered to them by their advisor or plan sponsor.

Our team has created a process that makes it fast and straightforward for anyone to create, fund, and invest in virtually any permissible assets they wish with their retirement savings, with no penalties associated with early withdrawals.



Product

How it works

 Open an account

Getting started with a Rocket Dollar is easy. Folks can sign up for an account in ten minutes at RocketDollar.com, and within a couple of days, their account will be open, and they will be ready to sign their account opening documents.



Our fulfillment team takes care of establishing the proper account, setting up the bank account, and making sure that customers have everything they need to fund their account.

+ Add Funds

There are three ways to fund your Rocket Dollar account. The first is by transferring in an existing IRA that you may have with another provider. The second is by rolling over a 401(k) from a previous employer, and the third is by making a contribution to the account.



Funding a Rocket Dollar account is simple, as our team has created a patent-pending account transfer module, that allows customers to easily fund their Rocket Dollar account.

Invest

Making an investment through your Rocket Dollar account is as simple as writing a check or initiating a wire or ACH transfer. Investments made through Rocket Dollar are simply titled in the name of the retirement account, and funding directly from a customers' Rocket Dollar account.

Manage your investment



Our team has also created an investment tracker, accessible in the Rocket Dollar dashboard, which allows customers to track their investments across asset classes. Once an investment is made, it is entered into the tracker, and customers will be able to track the performance of all of their investments.

Traction

We currently offer two types of accounts at Rocket Dollar, the Self-Directed Solo 401(k) (launched in March 2018), and the Self-Directed IRA (launched in June 2018). Both accounts are available in Traditional (pre-tax contributions) or ROTH (post-tax contributions).



Assets Under Administration

Since the launch of our first product, we have grown to over 800 paying customers. We have never offered a free or unpaid beta program.



Customers

Rocket Dollar benefits any investor who doesn't want to just invest in a pre-set menu of stocks, bonds, and mutual funds. We proudly serve happy customers in all 50 states.

Customer Overview

Number of customers	800+
Average account size	$100,000
Total AUA (Assets under administration)	$80 Million
Location	All 50 states

Customer Age Demographics




"Smooth experience, thanks for making self-directed IRA easier."
– Satya
"So slick, super user friendly. I've recommended Rocket Dollar to both of my brothers. Customer experience is unmatched!!!"
– Tom

Business Model

We charge a flat upfront fee of $360 to establish a new account and $15 per month for our Core product's on-going compliance. Unlike our competition, we decided to make our pricing transparent and straightforward.

The fee sheets used by some of our competitors are lengthy, and it's clear to see how those fees can add up!


ROCKETDOLLAR
$15/month
One time setup fee $360
ROCKETDOLLAR
$30/month
One time setup fee $600
VS

While we currently do not make money on our customer's investments, we are exploring opportunities for revenue share agreements with our partners who are keen to work with our customer base.

In October 2019, Rocket Dollar launched a new, premium-level product at an increased price point. With this launch, Rocket Dollar has two service and pricing levels for IRA and 401(k) accounts. The product that it introduced last year and is currently offering is now Rocket Dollar Core (we removed a few features from the Core level). We branded the new, premium product as Rocket Dollar Gold. It has enhanced services, and for the first time, tangible Rocket Dollar branded items - checks, a logo checkbook wallet, and Rocket Dollar will provide a debit card to customers. The Rocket Dollar Core offering will remain at the current pricing model of $360 sign-up fee and $15 per month compliance fee. The Rocket Dollar Gold account level is priced at a $600 one time sign-up fee and $30 per month. Rocket Dollar Gold customers will receive expedited account opening and fund transfers, phone support, an initial supply of Rocket Dollar logo checks, branded debit card, an allowance for free wire transfers, and year-end tax form preparation.


Gold
$30/mo
One time setup fee
$600
No minimum opening deposit
An operating LLC to manage your account
Investment management tools
Online document storage
Email support
Expedited service and transfers
4 free yearly wire transfers
An account checkbook
An account debit card
Custom-named operating LLC
Priority support
Tax filing for 1099-R and Form 5500
Roth IRA conversion assistance
Your Name
0401
DEBIT
VISA

Since the launch of Rocket Dollar Gold, approximately 23% of new clients have opted for this choice. New Rocket Dollar Gold customers have transferred approximately double the amount than our overall average to the Rocket Dollar platform.

Market



There are over $30 trillion deployed in retirement accounts. Less than 1% of that goes to local and non-public investments. Over $28 trillion of investments are invested passively into the stock market either directly or through ETFs and mutual funds, and these same dollars could have a more significant impact and returns by investing in the businesses that people know, touch, and love.

We cater to Americans who want more out of their retirement savings. Folks who work hard, are smart about their money and want to accelerate their vision of retirement by investing in assets in which they have confidence. People who desire access to non-correlated and alternative asset classes. Those who wish to be active, not passive, for a least a portion of their retirement assets. Investors who are locally aware and socially conscious.

Incumbent retirement providers focus on providing broad market exposure but neglect the values and communities of their investors. Rocket Dollar allows its customers to invest in local businesses and ventures that promote their communities, and along with that, the people with whom they live and work.

From neighborhood homes for friends, coffee shops for communities, to the next up-and-coming ride-sharing platform, technologies changing the lives and prosperity of our customer's friends, family, and neighbors are all available for investment through the Rocket Dollar platform.

Vision

Acquisitions will open a whole new realm of possibilities for Rocket Dollar as our industry is highly fragmented (below the handful of existing players), and there is no active roll-up in the sector. Acquisitions have many benefits; foremost, they represent a known cost of customer acquisition that is far below the lifetime value of the account.

We can also acquire a trust company charter along with a portfolio of accounts, allowing us to self-custody our accounts in addition to offering custody service to other firms in our industry. Along with the possibility of acquiring a trust charter, we are actively researching the requirements and process to obtain a non-bank custodian designation from the IRS. This designation will allow Rocket Dollar to be the custodian of its IRA accounts and opens up new possibilities for revenue generation from the cash balances held by our customers.

In 2020, we plan to offer a new service to our customers, one that is not currently offered by any provider in our industry - an alternative IRA/401(k) account, which can also seamlessly accommodate traditional investment products. This Rocket Dollar Advisor account will initially offer a family of low-cost ETF products at a low management fee and access to trading traditional assets such as stocks and mutual funds. This will be our first effort in monetizing our assets under administration and should grow our average account size as many of our customers will be able to have the market-exposed portions of their retirement accounts along-side their alternative investments with Rocket Dollar Advisor. There will be no need to keep a separate IRA account with a traditional broker or advisor when the Rocket Dollar account can hold tradable securities.

Investors

To date, Rocket Dollar has been capitalized with $3.7 million in a combination of Founder's and Executive Team investments ($355,850) and outside angel investors and institutions. Rocket Dollar's first external financing was a Convertible Notes round of $1.5 million, with a large part being individual investors and family offices. We then issued a $150,000 SAFE to Village Global through its Network Catalyst program. Village Global is a San Francisco based accelerator and mentorship network. In mid-2019, Rocket Dollar completed a company-lead Series Seed round of $1.6 million, which converted all of the existing convertible notes and the Village Global SAFE and included an additional investment of $163,000 by Village Global. Our capitalization is now comprised only of common equity and the Series Seed Preferred.

We have no debt or other long term obligations.

As mentioned above, compared to other startup firms less than two years old, we have a high investment participation rate of its executive team. The team has invested directly, aside from any option grants, $355,850 in the common and preferred shares of Rocket Dollar. Notably, many of the individual investors who have purchased Rocket Dollar's convertible notes or preferred shares have done so through tax-deferred Rocket Dollar accounts.

Founders



Henry Yoshida, CFP®
Co-founder & CEO

Henry is CEO and Co-founder of Rocket Dollar. He is a Certified Financial Planner™ professional, licensed Realtor®, and has 17 years of experience in finance. In his recent past, Henry was the founder of venture capital-backed Robo-advisor retirement plan platform Honest Dollar (acquired by Goldman Sachs). He was also the founder of MY Group LLC ($2.5 billion retirement plan advisory firm) and spent ten years as a Merrill Lynch Vice President.

He graduated from The University of Texas at Austin, has an MBA from Cornell University, and lives in Austin with his wife and two daughters.



Thomas Young
Co-founder & VP Marketing

Thomas is a marketing professional with years of experience in the startup community. He started his career at AngelSpan before founding a marketing agency catering to financial professionals. His experiences with clients led him to the self-directed space, where he quickly realized that people want more control and that there needed to be a way to make it safe, secure, and fast for people to invest their retirement savings in the assets of their choice.

Thomas lives in Austin and enjoys running around Lady Bird Lake when he's not thinking of ways to share the Rocket Dollar story. He's from Mexico City and attended the University of Texas at Austin, where he pursued a degree in Economics.



Rick Dude
Co-founder & CTO

Rick is a technologist, financial professional, and serial entrepreneur. He holds a Series 65 and founded QuantAdvisor, an Internet Registered Investment Advisor, in 2011. As a technology consultant, he's planned and implemented large data infrastructure projects for the banking, pharmaceutical, government, retail, and manufacturing industries. His best-known clients include Bank of America, the Transportation Security Administration, the State of Texas, and Bristol-Myers Squibb. He has founded or been an early key employee at five different startups. Three found funding, and two were acquired.

Dude lives in East Austin with his wife and three children and is a manager of the Austin Huns Rugby Club. He is from Tuscaloosa, Alabama, and attended American Intercontinental University.

Team

	Chris Palmisano	COO/CRO	Chris has held leadership roles in sales, marketing, business development, and operations at Khorus, SolarWinds, and Google Inc. He is an angel investor in Rocket Dollar and a member of the board of directors.
	Brooke Borden	VP Finance and Strategy	Brooke has 30+ years of experience in corporate finance, private equity, venture capital, and mergers and acquisitions both in the US and internationally. He manages Rocket Dollar's capital raising efforts, finances, and helps set company strategy.
	Nikacia Shear	Marketing Associate	
	Mark Peck	Director, Business Development	
	Brendan Walsh	Business Analyst	

	Tive Feltman	Customer Success and Fulfillment Agent	
	Ryan Martinez	Software Engineer	
	Rodney Martinez	Software Engineer and Designer	
	Dan Kryzanowski	Senior Advisor	
	Katelyn Stewart	Graphic Designer	
	Joe Won	Customer Success Manager	Joe began his financial services career with Merrill Lynch in 2007. He has been a Financial Advisor at Merrill Lynch and Wells Fargo Advisors. His experience provides a white-glove touch to our customers through the entire account opening process.
	Bryan Nguyen	Business Analyst	
	Colton Lowry	Engineering Analyst	

Perks

$250	$250 Investment, Receive a $360 Rebate for 1 Core Rocket Dollar Account Traditional, Roth or Solo 401(k) See terms and conditions in FAQ section
$500	$500 Investment, Receive a $600 Rebate for 1 Gold Rocket Dollar Account Traditional, Roth or Solo 401(k) See terms and conditions in FAQ section
$500	$500 Investment, Receive a $720 Rebate Rebate for 2 Core Rocket Dollar Accounts - 2 per household or 1 Traditional + 1 Roth or Solo 401(k) See terms and conditions in FAQ section
$1,000	$1,000 Investment, Receive a $1,200 Rebate Rebate for 2 Gold Rocket Dollar Accounts - 2 per household or 1 Traditional + 1 Roth or Solo 401(k) See terms and conditions in FAQ section
$10,000	Meeting with the team in Austin, Texas
$25,000	Meeting with Henry Yoshida in Austin or city of your choosing
$50,000	In-person tour (1 or 2 people) of NASDAQ in Times Square with Henry Yoshida

FAQ

What are the terms and conditions of receiving a Rocket Dollar account as an investment perk?

- Promotional accounts require participation in the Republic Crowdfunding offering at the indicated level, PLUS the transfer, rollover or contribution of at least $5,000 into the Rocket Dollar account.
- Promotional accounts require the collection of credit card information for payment of the full sign-up fee ($360 for Core, $600 for Gold) and require ongoing compliance fees of $15 per month for Core and $30 per month for Gold.
- Rebates will be processed within 60 days of the closing of the offering.
- Any in-kind transfers will be charged at the normal rate of $400 per asset.
- California residents must participate at the $500 minimum level and must open a Gold account with their promotion.

EXHIBIT C
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Rocket Dollar, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Rocket Dollar, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes

issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,500,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Austin, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Rocket Dollar, Inc.

By:
Name: Todayashi Henry Yoshida
Title: Chief Executive Officer
Address: 221 E 9th Street, Suite 201, Austin, TX 78701
Email: info@rocketdollar.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy

<center>**Irrevocable Proxy**</center>

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between $issuer$, a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC d/b/a Republic (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the

Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date: Date:

EXHIBIT D
Video Transcript

Henry Yoshida:

Hi, I'm Henry Yoshida, co-founder and CEO of Rocket Dollar. Rocket Dollar is a digital platform that lets people take their IRAs and old 401(k)s, keep the tax benefits, but instead of being limited to investing in only stocks, bonds, and mutual funds, we let people invest in private and alternative investments such as venture or private equity funds, crowdfunding sites, real estate, crypto, and more. We started Rocket Dollar because as investors and Sero entrepreneurs, we saw an opportunity in the market to let everyday people invest in things they love or things they know, with money that they already have earmarked for longterm investing.

Speaker 2:

Since the JOBS Act in 2012, there has been a lot of growth in alternative investment platforms for crowdfunding, private equity, real estate, peer-to-peer lending, and cryptocurrency. Many retail investors see this as an opportunity to further diversify their portfolio. Take the Yale endowment, for example. In 2018, it generated a 12.3% return net of fees. Over the past 10 years, the endowment grew from 22.9 billion to 29.4 billion, with annual returns of 7.4% during the 10 year period. The endowment's performance exceeded its benchmark and outpaced institutional fund indices. This is because Yale's asset allocation is diversified beyond stocks and bonds. Currently, in the United States, the largest pool of investable capital is held within retirement accounts. As of Q2 of 2019, approximately 32%, or $9.7 trillion of those assets was held in IRAs alone.

Henry Yoshida:

Our platform paves the way for individuals to achieve 21st-century diversification. We make it easy for people to take a portion of their IRA or 401(k) monies to invest in private and alternative investments the way that pensions, institutions, and endowments have done for decades.

Speaker 2:

To give you an example, let's take an average investor. We'll call him Mike. Mike enjoys investing in deals on Wepublic. Currently, he makes cash investments on the platform. Later when his investments pay out, 15 to 35% of the money he makes, goes to the government for capital gains. Add in state taxes, and it gets even worse. He's even penalized if the investment does really well in a short amount of time because short term capital gains are taxed the same as ordinary income. Let's rewind.

Speaker 2:

With Rocket Dollar, Mike can open a self-directed retirement account online in less than 10 minutes and fund his account with an old workplace plan or an old IRA in as little as a week. In two weeks or less, Mike can make investments on Wepublic, or any deal he sets his sights on, including real estate, cryptocurrency, hard money lending, and more using his new self-directed retirement account. Now, when his investments pay out, the money he makes can grow tax-deferred or tax-free, allowing him to make more deals and more money on his investments. Mike couldn't be happier, and he's not the only one. Rocket Dollar proudly serves customers in all 50 States, and they appreciate the attentive service and ease Rocket Dollar offers. Even

Forbes, Morningstar, and the NASDAQ have recognized Rocket Dollar for its revolutionary approach to self-directed investing. Check out Rocket Dollar today and get started investing tax-deferred and tax-free in your favorite alternative deals.